UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-31995

MEDICURE INC.

(Translation of registrant's name into English)

2-1250 Waverley Street

Winnipeg, MB Canada R3T 6C6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 8a72____.

EXHIBIT LIST

Exhibit	Title

99.1	News Release dated June 15, 2020 - Medicure Announces Top Line Data from FABOLUS-FASTER Trial With AGGRASTAT® will be Presented at the PCR e-Course, Late Breaking Trial Sessions, June 27, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Medicure Inc.
(Registrant)

Date: June 15, 2020	By:	/s/ Dr. Albert D. Friesen
Dr. Albert D. Friesen
Title: CEO